Exhibit 99.10

PACIFIC THERAPEUTICS LTD. ANNOUNCES COMPLETION OF PLAN OF ARRANGEMENT

Vancouver, BC, Canada – October 14, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: A2AFT9) (“PT” or the “Company”) announces that the previously announced plan of arrangement (the “Arrangement”) with Cabbay Holdings Corp. has completed. The Company set the effective date for the Arrangement with Cabbay Holdings Corp. as October 3, 2016 and set the share distribution record date for the Arrangement as March 11, 2016, which is the record date for shareholders of the Company to receive shares pursuant to the Arrangement. In connection with the Arrangement, $435,359.55 of indebtedness was assigned to and assumed by Cabbay Holdings Corp.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, CEO & Director

rnpshorsley@gmail.com

(604) 559-8051